

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 1, 2023

Anthony Mifsud
Chief Financial Officer
Corporate Office Properties Trust
6711 Columbia Gateway Drive, Suite 300
Columbia, MD 21046

      Re: Corporate Office Properties Trust
           Form 10-K for fiscal year ended December 31, 2022
           Filed February 24, 2023
           File No. 001-14023

Dear Anthony Mifsud:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Funds from Operations, page 34

1.   We note your presentation of Diluted FFO per share and Diluted FFO per share, as adjusted for comparability for which you note Diluted EPS is the most directly comparable GAAP measure. However given the impact of discontinued operations for the periods presented, it is unclear whether these non-GAAP financial measures contemplate discontinued operations. Therefore in future periodic filings, please present with equal or greater prominence the most directly comparable measure calculated in accordance with GAAP for these non-GAAP financial measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Division's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Isaac Esquivel, Staff Accountant at 202.551.3395 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction